Exhibit (m)(2)

SCHEDULE A

ANNUAL FEES PAID WITH RESPECT TO THE

RULE 12B–1 DISTRIBUTION PLAN OF

BRANDES INVESTMENT TRUST

Fund	Class A	Class C
Brandes Core Plus Fixed Income Fund	0.25%	N/A
Brandes Credit Focus Yield Fund	0.25%	N/A
Brandes Global Equity Fund	0.25%	0.75%
Brandes International Equity Fund	0.25%	0.75%
Brandes Emerging Markets Value Fund	0.25%	0.75%
SMART Fund	N/A	N/A
Brandes International Small Cap Equity Fund	0.25%	0.75%
Brandes Global Opportunities Value Fund	0.25%	0.75%
Brandes Global Equity Income Fund	0.25%	0.75%
Brandes Small Cap Value Fund	0.25%	N/A
Brandes U.S. Value Fund	0.25%	N/A

Amended: August 10, 2017, February 1, 2015, December 31, 2014, November 16, 2012, January 31, 2012 (as approved by the Board November 17, 2011), August 12, 2021.